SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Expedite 3, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

(CUSIP Number)

   212 Carnegie Center #206
 Princeton, NJ 08540
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(212) 409-1212

December 17, 2008
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Malcolm Myers

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	((7) SOLE VOTING POWER
100,000
((8) SHARED VOTING POWER
0
((9) SOLE DISPOSITIVE POWER
100,000
((10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Expedite 3, Inc., a Delaware corporation, with its principal place of business located at  212 Carnegie Center #20,  Princeton, NJ 08540. The telephone number is (609) 524-2560.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Malcolm Myers who is hereinafter sometimes referred to as the “Reporting Person.” Mr. Myers serves is the President and Director of the Issuer with a principal place of business at 212 Carnegie Center #20, Princeton, NJ 08540. His telephone number is (609) 524-2560.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of United Kingdom.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 17, 2008, Mr. Myers purchased a total of 100,000 shares of common stock of the Issuer from Sheila Hunter, the then President and Chairman of the Board of Directors of the Issuer, for an aggregate price of $30,000 in cash, all of which was paid from Mr. Myers personal fund.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Myers acquired 100,000 shares of common stock of the Issuer pursuant to the Stock Purchase Agreement was to secure control of the Issuer for the purpose of implementing his business plans and obtaining financing. A copy of the Stock Purchase Agreement is filed at Exhibit 2.1 to the Form 8-K filed on December 19, 2008, and incorporated herein by reference.

In the furtherance of effectuating these steps, the Reporting Person, as the sole shareholder of the Issuer, in accordance with the Delaware General Corporate Laws and the bylaws of the Issuer, adopted a shareholder’s resolution to appoint Netannel Jacobsson, Iser Steinmetz, Joel Duerr and him to the board of directors of the Issuer on December 17, 2008. Subsequently in lieu of a special meeting of the Board of Directors on December 17, 2008, the Reporting Person was appointed as the President of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person acquired 100,000 shares of the issued and outstanding common stock of the Issuer. Such amount represented 100% of the total issued and outstanding common shares of the Issuer.

(b)	The Reporting Person holds sole voting and dispositive power over the 100,000 shares of common stock of the Issuer as issued to the Reporting Person.

(c)	The Reporting Person acquired an aggregate of 100,000 shares of the Issuer's common stock in the following transactions:

	Transferor	Date	Amount	Price	Where and How the Transaction was Effected
Malcolm Myers	Sheila Hunter	12/17/2008	100,000	$0.3	Private negotiated transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

2.1	Stock Purchase Agreement between Sheila Hunter and Malcolm Myers Effective December 17, 2008 Incorporated herein by Reference to Exhibit 2.1 to the Form 8-K Filed on December 19, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2008

By:	/s/ Malcolm Myers
Malcolm Myers
President and Director